UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
___________________________

The Doctors Company
(Name of Issuer)


Common Stock
(Title of Class of Securities)


028884104
(CUSIP Number)


David McHale
The Doctors Company
185 Greenwood Road
Napa, California 94558-0900
707-226-0289
(Name, Address and Telephone
Number of Person Authorized to
Receive Notices and
Communications)


October 22, 2010
(Date of Event which Requires
Filing of this Statement)

If the filing person has
previously filed a statement on
Schedule 13G to report the
acquisition that is the subject
of this Schedule 13D, and is
filing this schedule because of
section 240.13d-l(e), 240.13d-l(f)
or 240.13d-1(g), check the
following box.

CUSIP No. 028884104
13D

Page 1 of 4 Pages

1.NAMES OF REPORTING PERSONS


The Doctors Company

2.CHECK THE APPROPRIATE BOX
IF A MEMBER OF A GROUP:

(a)(b)


3.SEC USE ONLY:




4.SOURCE OF FUNDS:
PF, AF


5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6.CITIZENSHIP OR PLACE OF ORGANIZATION:

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7.SOLE VOTING POWER:

10,000

8.SHARED VOTING POWER:

0

9.SOLE DISPOSITIVE POWER:

10,000

10.
SHARED DISPOSITIVE POWER:

0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,000

12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:


13.PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (11):

100%

14.TYPE OF REPORTING PERSON:

HC


Item 1.Security and Issuer.

This statement on Schedule 13D
relates to shares of common stock,
no par value per share
of American Physicians Capital, Inc.,
a Michigan corporation
(the "Company";
such shares, the "Common Stock").
The address of the Company's principal
executive offices is
1301 North Hagadorn Road, East Lansing,
Michigan 48823.

Item 2.Identity and Background.


(a)-(c) and (f).
This Schedule 13D is filed
by The Doctors Company,
a California-domiciled
reciprocal inter-insurance exchange
 (the "Reporting Person").
 The Reporting Person specializes in
insuring physician and surgeon medical liability.
The address of the principal office
and business of the Reporting Person
is 185 Greenwood Road, Napa, California
94558-0900.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, of each of the members of the Board of Governors and each of the executive officers of the Reporting Person are set forth in Annex I hereto and are incorporated herein by reference.

(d) and (e). During the last five years, neither the Reporting Person, nor, to the knowledge of the Reporting Person, after reasonable inquiry, any of the individuals listed in Annex I, has been (i) convicted in a criminal proceeding
(excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial
 or administrative body of competent
 jurisdiction and as a result of such
proceeding was or is subject to a judgment,
 decree or final order enjoining future
violations of, or prohibiting or
mandating activities subject to,
federal or state securities laws or
finding any violation with respect
 to such laws.

Item 3.Source and Amount of Funds or
 Other Consideration.


On July 7, 2010, the Reporting Person
entered into an Agreement and Plan of Merger
(as amended, the "Merger Agreement")
with the Company and Red Hawk Acquisition Corp., a Michigan corporation and a wholly-owned subsidiaryof the Reporting Person ("Merger Sub").
On October 22, 2010, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Company with the Company continuing as a wholly-owned subsidiary of the Reporting Person (the "Merger").
As a result of the Merger, (i) each share of Common Stock issued and outstanding immediately prior to the closing of the Merger was canceled and converted into the right to receive
$41.50 in cash, and
(ii) each share of common stock of Merger
Sub issued and outstanding immediately prior to the closing of the Merger was converted into one newly issued share of Common Stock.
The Reporting Person paid the aggregate
 consideration of approximately
$396 million in cash from internal sources.

The preceding summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.
A copy of the Merger Agreement is attached as
Exhibit 2.1 to the Company's Current Report on Form 8-K dated July 8, 2010, and a copy of Amendment No. 1 to the Merger Agreement is attached as Exhibit 99.1 to the Company's
Current Report on Form 8-K dated July 14, 2010.

Item 4.Purpose of Transaction.


The information disclosed in Item 3 of this
Schedule 13D is hereby incorporated by reference.

On October 22, 2010, at the effective time of the Merger,the Reporting Person acquired all of the issued and outstanding Common Stockand the Company became a wholly-owned subsidiary of the Reporting Person.

On October 22, 2010, the Company notified
The Nasdaq Global Select Market ("Nasdaq") of the completion of the Merger and requested that trading in the Common Stock be suspended and that the Common Stock be withdrawn from listing on Nasdaq as of the close of market on October 22, 2010.
Nasdaq is expected to file with the
Securities and Exchange Commission (the "SEC")
 a Notification of Removal and/or Registration under Section 12(b) of the Securities Exchange
Act of 1934, as amended (the "Exchange Act"), on Form 25 todelist and deregister the Common Stock.
 As a result, the Common Stock will no longer be listed on Nasdaq. The Company will file a Form 15 with the SEC to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend the reporting obligations of the Company under Section 15(d) of the Exchange Act.

On October 22, 2010, at the effective time of the Merger, pursuant to the Merger Agreement,
 (i) the articles of incorporation of the Company were amended to read the same as the articles of incorporation of Merger Sub, except that the name of the Company remained American Physicians
 Capital, Inc.,and
(ii) the bylaws of the Company, as in effect immediately prior to the effective time of the Merger, were amended to read the same as the bylaws of Merger Sub, with certain amendments to the indemnification provisions.
Copies of the Company's amended and restated articles of incorporation and bylaws are attached as Exhibits 3.1 and 3.2 respectively, to the Company's Current
Report on Form 8-K dated October 22, 2010, and are incorporated herein by reference in their entirety.

Pursuant to the Merger Agreement, on October 22, 2010, all of the Company's directors immediately prior to the Merger were replaced as directors of the Company by the directors of Merger Sub immediately prior to the effective time. Certain executive officers ofthe Company were also replaced by officers of Merger Sub.

Except as set forth in this Item 4,the Reporting Person has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

The preceding summary of certain provisions of the Merger Agreementis not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.
A copy of the Merger Agreement is attached as Exhibit 2.1 to the Company's Current Report on Form 8-K dated
July 8, 2010, and a copy of Amendment No. 1 to the Merger Agreement is attached as Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 14, 2010.

Item 5. Interest in Securities of the Issuer.


(a) and (b). The Reporting Personbeneficially owns an aggregate of 10,000 shares of Common Stock representing all of the outstanding shares of Common Stock.
The Reporting Person has the sole power to vote or direct the voting, and to dispose or direct the disposition of all of the shares of Common Stock that it beneficially owns.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals listed in Annex I has effected any transaction in Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements,
Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships relating to the Common Stock which are required to be disclosed hereunder.


Item 7. Material to be Filed as Exhibits.


No. 1		Exhibit

Agreement and Plan of Merger,dated July 7, 2010, by and among
The Doctors Company, Red Hawk Acquisition Corp. and
American Physicians Capital, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K dated July 8, 2010, filed by American
 Physicians Capital, Inc.)

No. 2 		Exhibit

Amendment No. 1 to Agreement and Plan of Merger, dated
July 13, 2010, by and among The Doctors Company,
Red Hawk Acquisition Corp. and
American Physicians Capital, Inc.
(incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K dated July 14, 2010, filed by American Physicians Capital, Inc.)


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2010



THE DOCTORS COMPANY


By:	/s/ Richard E. Anderson, M.D.

	Name: Richard E. Anderson, M.D.
	Title: Chief Executive Officer



Annex 1

Identity and Background

INFORMATION CONCERNING MEMBERS OF THE BOARD OF GOVERNORS AND
THE EXECUTIVE OFFICERS OF THE REPORTING PERSON

Name			Business 	Principal Occupation 		Citizenship
			Address		or Employment

Richard Anderson	(1)		Governor, Chairman 		U.S.
					and Chief Executive Officer
David Preimesberger	(1)		Treasurer			U.S.
David Troxel		(1)		Governor, Secretary		U.S.
James Bagian		(1)		Governor			U.S.
David Charles		(1)		Governor			U.S.
Kenneth Chrisman	(1)		Governor			U.S.
William Gallagher	(1)		Governor			U.S.
Charles Kossman		(1)		Governor			U.S.
Donald Palmisano	(1)		Governor			U.S.
Robert Pike		(1)		Governor			U.S.
Kathleen Ricord		(1)		Governor			U.S.
Robert Sheppard		(1)		Governor			U.S.
Mary Ann Thode		(1)		Governor			U.S.
Ronald Wender		(1)		Governor			U.S.

(1)  The business address is c/o The Doctors Company
185 Greenwood Road, Napa, California 94558-0900.